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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                      Form 20-F  X      Form 40-F
                               ----              ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                       Yes               No X
                          ----             ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                        Yes              No  X
                           ----            ----
                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes              No  X
                           ----            ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: March 21, 2003         By: /s/ Jacinto Parinete
                                  -----------------------------------------
                              Name:  Jacinto Pariente
                              Title: Manager of North America Investor Relations



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Endesa Cogeneracion y Renovables Builds up Five New Wind Farms in
Tarifa -Cadiz-

    NEW YORK--(BUSINESS WIRE)--March 21, 2003--Endesa (NYSE:ELE):

    -- The Construction of These Five Wind Farms Will Increase ECYR's Installed Capacity by 78,4 MW.

    -- ECYR Also Plans to Build 4 Additional Wind Farms in Tarifa (Cadiz) with a Joint Installed Capacity of 42.4 MW.

    Endesa (NYSE:ELE) wholly owned subsidiary Endesa Cogeneracion y Renovables, announced that it will build up five new wind farms.
    The wind farms, located in Tarifa, will be comprised by 98 aerogenerators made by MADE, of the series 800 Kw.
    The construction is expected to begin during the second half of 2003, and the start of operation during the first quarter of 2004.
    The total estimated investment for the construction of the wind farms will amount to Euro 70 million. This infraestructure will connect the wind farms with the 400kV network of Red Electrica.
    The estimated output will be approximately 190 GWh per annum, which implies an annual saving for the domestic economy in terms of fuel imports of more than the equivalent to 16,000 tons of oil.
    Moreover, ENDESA Cogeneracion y Renovables has planned to build up 4 additional wind farms in Tarifa with a joint installed capacity of
42.4 MW. These projects are part of the promotion of wind power comprising 100 MW in the province of Cadiz and other 200 MW in the provinces of Malaga and Seville.
    Currently ENDESA participates in 55 wind farms under operation and in six at an advanced stage of construction, with a joint installed capacity of 856 MW.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200
    http://www.endesa.es

    CONTACT: Endesa, New York
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es
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